Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Digimarc Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-154524 and 333-196035) on Form S-8 and registration statement (No. 333-196032) on Form S-3 of Digimarc Corporation of our reports dated February 20, 2015, with respect to the consolidated balance sheets of Digimarc Corporation and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, shareholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Digimarc Corporation.

/s/ KPMG LLP

Portland, Oregon

February 20, 2015